FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                               FOR APRIL 22, 2002




                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)




                  Unit 516 517, Hong Leong Industrial Complex,
                       No. 4 Wang Kwong Road, Kowloon Bay,
                               Kowloon, Hong Kong
                    (Address of principal executive offices)



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DESWELL [LOGO]


                                                CONTACT:
                                                John G. Nesbett
                                                Lippert/Heilshorn & Associates
                                                212-838-3777, ext. 6631
                                                e-mail: jnesbett@lhai.com


                            DESWELL INDUSTRIES, INC.
                        ANNOUNCES FACILITY EXPANSION AND
              PROGRESS OF NEW PLASTIC INJECTION PLANT CONSTRUCTION

HONG KONG (April 22, 2002) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced that it has purchased 12 additional Mitsubishi and Chen Hsong injection molding machines, with clamping force of 365 tons to 550 tons, for further expansion of its injection operation in Dongguan, China. The machines, which cost approximately $1.5 million, will be installed by July 2002. The Company also announced that it has purchased and upgraded its tooling software used in the mold-making process for enhanced precision and efficiency.

The Company also announced that construction of their new 550,000-square-foot plastic-injection plant is progressing well and remains on schedule. With construction expected to be complete by August 2002, the facility should be operational by October 2002. This new facility will expand Deswell's plastics division by approximately 40%. Moreover, the Company expects to build an additional 150,000-square-foot facility, which should be operational by March 2003. These facilities are being built on the 1.3 million square feet of land the Company leased in Dongguan to expand its plastic operations and to reduce its annual rent and labor costs.

Deswell expects to announce its fourth-quarter and year-end results and a dividend declaration in early June 2002.





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Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT"), and pin-through hole ("PHT") interconnection technologies; and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Kyocera Mita Industrial Co. (H.K.) Limited, Epson Precision (H.K.) Ltd., Namtai Electronics (Shenzhen) Co. Ltd., Inter-Tel Incorporated, Vtech Communications Ltd., Peavey Electronics Corporation and Emerson.

To learn more about Deswell Industries, Inc., please visit the Company's web site at www.deswell.com.



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                       For and on behalf of
                                                       Deswell Industries, Inc.




                                                       By: /s/ RICHARD LAU
                                                       -------------------------
                                                       Richard Lau
                                                       Chief Executive Officer

Date:  May 2, 2002

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